TRANSGENE AWARDED € 1.3 M GRANT FOR HEPATITIS C THERAPEUTIC VACCINE PROGRAMME

Strasbourg, France, January 25, 2006 – Transgene S.A. (Eurolist Paris: FR0005175080) announces today that it has been awarded funding by the Lyon Biopôle Competitiveness Cluster (Pôle de compétitivité) for the development of its therapeutic vaccine candidate against hepatitis C chronic infection (HCV). This funding is expected to total € 1.3 million over the next three years and will cover 30% of the research and development costs for this programme.

The grant aims at strengthening the development of Transgene’s vaccine candidate TG4040 (MVA-HCV). TG4040 is currently undergoing preclinical studies and should enter Phase I/II trial by mid-2006 to treat patients non responding to standard therapy. The TG4040 development programme is carried out by Transgene’s infectious diseases research team based in Lyon, France. Research units of INSERM, CNRS, Grenoble University Hospital and Lyon Civil Hospitals will also participate in the subsidised programme.

“We are extremely pleased to be among the very first projects selected by Lyon Biopôle and to receive government financial support for the development of our innovative approach to treat patients chronically infected by hepatitis C,” stated Philippe Archinard, Chief Executive Officer of Transgene.

About Hepatitis C :

Hepatitis C infection is a major public health problem with around 170 to 200 million people infected worldwide. An estimated 500,000 people are infected in France and only 50% of them are diagnosed. About one third of diagnosed patients receive a standard treatment efficient in roughly 50% of cases.

About Transgene:
Transgene is a France-based biopharmaceutical company dedicated to the development of therapeutic vaccines and immunotherapeutic products in oncology and infectious diseases. The company has three compounds in Phase II trials and one compound in Phase I studies. Transgene has bio-manufacturing production capacities for viral-based vectors and technologies available for out-licensing. For further information about Transgene, please visit www.transgene.fr

About France Competitiveness Clusters :

“Competitiveness clusters” are designed to spark growth of industrial activities and jobs and to strengthen the regions. In September 2005, a call for projects was launched to select a first series of proposals for the creation of clusters in the area of structuring technologies and industrial activities in which France is specialised or has acknowledged potential. Based upon public-private partnerships, eligible proposals may involve businesses, research centres and higher education hubs, financial institutions, regional authorities, France’s central government and Europe.

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www.transgene.fr

Forward-looking statement:
This press release contains forward-looking statements referring to the planned development and clinical testing of one of Transgene’s therapeutic vaccine candidates. However, product development and clinical testing depend on a variety of factors, including the timing and success of patient enrolment and the risk of unanticipated adverse patient reactions. Furthermore, as is the case with all biopharmaceutical products under development, results from future studies with more data may show less favorable outcomes than prior studies. There is no certainty that product candidates will ever demonstrate adequate therapeutic efficacy or achieve regulatory approval or commercial use. In addition, as previously communicated, Transgene’s currently available funding does not ensure that it can continue operations after 2007, and thus additional financing may be necessary to carry out planned development and testing. For a more detailed description of the risks and uncertainties involved in the development and clinical testing of Transgene’s product candidates, see Transgene’s Annual Report on Form 20-F and its other reports on file with the U.S. Securities and Exchange Commission.

Press Contacts:

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Philippe PoncetShaun Brown + 33 3 88 27 91 21Mary Clark www.transgene.fr +44 (0)20 7307 5330	Estelle Guillot-Tantay Tiphaine Hecketsweiler + 33 1 53 70 74 93